ACKNOWLEDGEMENT

Hickok Incorporated (the “Company”) hereby acknowledges the following with regard to its Schedule 13E-3 filed on August 11, 2004 and any amendments that may be filed thereto (collectively, the “Filings”):
1. the Company is responsible for the adequacy and accuracy of disclosure in the Filings;

2. comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) or changes to the Filings in response to Staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

3. the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

HICKOK INCORPORATED By: /s/ Robert L. Bauman Robert L. Bauman, President and CEO